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                        UNITED STATES                       OMB APPROVAL
              SECURITIES AND EXCHANGE COMMISSION    ----------------------------
                   Washington, D.C. 20549           OMB Number:        3235-0058
                                                    Expires:        May 31, 1997
                                                    Estimated average burden
                         FORM 12b-25                 hours per response ... 2.50
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                NOTIFICATION OF LATE FILING                 SEC FILE NUMBER
                                                                 1-8568

                                                             CUSIP NUMBER
                                                              449575-10-9

(Check One):

 |x| Form 10-K |_| Form 20-F |_| Form 11-K |_| Form 10-Q |_| Form N-SAR

     For Period Ended: December 31, 1996
     [ ] Transition Report on Form 10-K
     [ ] Transition Report on Form 20-F
     [ ] Transition Report on Form 11-K
     [ ] Transition Report on Form 10-Q
     [ ] Transition Report on Form N-SAR
     For the Transition Period Ended: __________________________________________

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  Read Instruction (on back page) Before Preparing Form. Please Print or Type.

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.
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If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

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PART I -- REGISTRANT INFORMATION

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Full Name of Registrant
IGI, Inc.
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Former Name if Applicable

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Address of Principal Executive Office (Street and Number)
Wheat Road and Lincoln Avenue, Buena, NJ 08310
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City, State and Zip Code

PART II -- RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

  /X/   | (a) The reasons  described in  reasonable  detail in Part III of this
        |     form could not be  eliminated without  unreasonable effort or
        |     expense;
        |
  /X/   | (b) The subject annual report,  semi-annual  report,  transition
        |     report on Form 10-K, Form 20-F, Form 11-K or Form N-SAR, or
        |     portion thereof, will be filed on or before the fifteenth calendar
        |     day following the  prescribed  due date; or the subject quarterly
        |     report or transition report, on Form 10-Q, or portion thereof will
        |     be filed on or before  the  fifth calendar day following the
        |     prescribed due date; and
        |
        |
  /X/   | (c) The accountant's  statement or other exhibit required by Rule
        |     12b-25(c) has been attached if applicable.

PART III -- NARRATIVE

State below in reasonable detail the reasons why Forms 10-K, 20-F, 11-K, 10-Q, N-SAR, or the transition report or portion thereof, could not be filed within the prescribed time period.

The Company was unable to complete its financial statements prior to the receipt of a waiver regarding certain bank covenant defaults, which waiver was received on March 28, 1997, and, accordingly, has not received the opinion of its independent auditors, Coopers & Lybrand L.L.P. See the attached letter from Coopers & Lybrand L.L.P.

                                                 (Attach Extra Sheets if Needed)

                                                                 SEC 1344 (6/94)
PART IV--OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification

            Donald MacPhee                     609             694-1441
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                (Name)                      (Area Code)    (Telephone Number)

(2) Have all other periodic reports required under Section  13 or 15(d) of  the

    Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s).
                                                                  |X| Yes |_| No

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(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

                                                                  |X| Yes |_| No

    If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

Net income in 1996 was $93,000, or $.01 per share, compared with income from continuing operations in 1995 of $1,508,000, or $.16 per share. In 1995 the company incurred a net loss in of $2,526,000, or $.26 per share. The net loss in 1995 included a loss from discontinued operations of $4,034,000, or $.42 per share. Discontinued operations were activities of the company's former subsidiary, Novavax, Inc., which was spun-off to shareholders in December 1995.

Net income in 1996 was significantly affected by $2.4 milion in largely non-recurring costs associated with the company's Nova Skin Care line which was launched in 1996. The company incurred selling and marketing expenses of $1,917,000, including start-up costs, and research and development and other expenses of $500,000 in connection with the Nova Skin Care line. The company believes most of these costs will not be encountered in 1997 of future periods due to the December 1996 license and supply agreement between the company and Glaxo Wellcome Inc., ("Glaxo").



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                                                    IGI, Inc.
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                                    (Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.


Date   3/31/97                      By Donald J. MacPhee
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INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.

-----------------------------------ATTENTION -----------------------------------
Intentional misstatements or omissions of fact constitute Federal Criminal Violations (See 18 U.S.C. 1001).
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                              GENERAL INSTRUCTIONS

1. This form is required by Rule 12b-25 (17 CFR 240.12b-25) of the General Rules and Regulations under the Securities Exchange Act of 1934.

2. One signed original and four conformed copies of this form and amendments thereto must be completed and filed with the Securities and Exchange Commission, Washington, D.C. 20549, in accordance with Rule 0-3 of the General Rules and Regulations under the Act. The information contained in or filed with the form will be made a matter of public record in the Commission files.

3. A manually signed copy of the form and amendments thereto shall be filed with each national securities exchange on which any class of securities of the registrant is registered.

4. Amendments to the notifications must also be filed on form 12b-25 but need not restate information that has been correctly furnished. The form shall be clearly identified as an amended notification.

5. Electronic Filers. This form shall not be used by electronic filers unable to timely file a report solely due to electronic difficulties. Filers unable to submit a report within the time period prescribed due to difficulties in electronic filing should comply with either Rule 201 or Rule 202 of Regulation S-T (ss.232.201 or ss.232.202 of this chapter) or apply for an adjustment in filing date pursuant to Rule 13(b) of Regulation S-T (ss.232.13(b) of this chapter).